March 14, 2023

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 9:00am on 03/14/23

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibit F

Attachment

Summary of changes made to Exhibit F:

- See Exhibit F cover page for additional details

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/14/23**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

23007419

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe BZX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 03/14/23 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 9:00am on 03/14/23] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity, and
3. Any other similar materials.

Response:

Attached please find the following documents:

1. Sponsored Access Application: amended language regarding: (i) compliance with SEC Rule 15c3-5, and (ii) market participant identifiers and firm IDs (which may vary based on Sponsored Access setup)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Sponsored Access Application

In order to join Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. (each, an "Exchange") as a Sponsored Participant, an Applicant and their Sponsoring Member must complete and submit all materials listed on the Application Checklist below via email to MembershipService@cboe.com.

APPLICATION CHECKLIST
☐ Sponsored Access Application, including the Sponsoring Member Consent, and the Sponsored Participant Agreement
☐ User Agreement – per Exchange
☐ Securities Routing Agreement – per Exchange
☐ IRS Form W-9 or W-8

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 913.815.7002.

Sponsored Access Application

SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

SPONSORED PARTICIPANT INFORMATION			SPONSORED PARTICIAPNT BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

SPONSORED PARTICIPANT BILLING ADDRESS			SPONSORED PARTICIPANT BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

ACCOUNT ADMINISTRATORS

A Sponsored Participant that is establishing their own connection to the Exchange must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Sponsored Participant. Account Administrators will be able to grant access to tools within the Customer Web Portal including, but not limited to, historical market data subscriptions; logical port request, modify or delete form; physical connection request form and invoices and billing files. Note, however, that Sponsored Participants will not have access to any financial or regulatory controls applied to their orders by their Sponsoring Members.

Name:	Title:
Email:	Phone:

Name:	Title:
Email:	Phone:

SPONSORED PARTICIPANT MARKET PARTICIPANT IDENTIFIER (MPID)

List the MPID/NSCC # that the Sponsored Participant is permitted to use: __________ / __________

☐ Sponsored Participant will be acting as a Market Maker

(**NOTE:** *A Sponsored Participant acting as a Market Maker must also be a Member of the Exchange.)*

(**NOTE:** *If the Sponsored Participant is acting as a Market Maker, the Sponsoring Member must assign the Sponsored Participant a unique MPID distinct from the Sponsoring Member's own MPID and only the Sponsored Participant acting as a Market Maker shall be permitted to use such MPID. The Sponsoring Member may not change the Market Maker's MPID without prior notice to, and authorization from, the Exchange.)*

(NOTE: *Where a Sponsoring Member and its Sponsored Participant(s) utilize a single MPID to route orders to the exchange, the Exchange will assign a unique ID to each Sponsored Participant, which shall be utilized by the Sponsored Participant for all orders it routes to the Exchange.)*

AUTHORIZATION	
This form is governed by all terms and conditions set forth in the Exchange Sponsored Participant Application and Agreements. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communication disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. ***Members may call the Cboe Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.***	
Sponsoring Member Name:	Date:
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor:	
Printed Name:	Title:

Sponsoring Member Consent

We, __________________________________, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our Market Participant Identifier (MPID) or mnemonic (or the MPID/mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. Furthermore, we acknowledge and agree that as a Sponsoring Member we are responsible for all contractual and regulatory obligations arising from this Sponsored Participant relationship. Such regulatory obligations include, but are not limited to:

- compliance with SEC Rule 15c3-5, including the requirement to establish, document, and maintain a system of risk management controls and supervisory procedures that, among other things, are reasonably designed to: (i) systematically limit the financial exposure of the broker or dealer that could arise as a result of market access, and (ii) ensure compliance with all regulatory requirements applicable to market access;
- compliance with SEC Rule 15c3-5, including the requirement to maintain direct and exclusive control over the risk management controls and supervisory procedures implemented for the Sponsored Participant;
- Question and Answer 5 of "Responses to Frequently Asked Questions Concerning Risk Management Controls for Brokers or Dealers with Market Access"[1]; and
- where a Sponsored Participant is an Exchange registered Market Maker, compliance with the Market Maker obligations required by applicable Exchange Rules.

We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of Sponsored Participant on or through the Exchange. For the sake of clarity, the foregoing Sponsoring Member obligations also apply to orders entered on or through the Exchange by a Sponsored Participant that is acting as a Market Maker (as that term is defined in Rule 1.5(l) and Chapter XI in the Rules of the Exchange).

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of Sponsoring Member Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing, and settling of orders in securities eligible for trading on the Exchange. While the Sponsored Participant agrees to comply with the Rules of Exchange and the terms of the Sponsoring Member Agreement with the Exchange, we understand that the Sponsoring Member still ultimately remains responsible for all orders entered on or through the Exchange by the Sponsored Participant. We further understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

Sponsoring Member Name	CRD Number
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title

1 See Question 5, "Responses to Frequently Asked Questions Concerning Risk Management Controls for Brokers or Dealers with Market Access", April 15, 2015, available at: https:// www.sec.gov/divisions/marketreg/faq-15c-5-risk-management-controls-bd.htm. See also: "Overview of Exchange-Provided Risk Management Controls and Port Level Setting Changes in relation to Market Access Rule 15c3-5" at: https://cdn.cboe.com/resources/membership/Trading_Notice_-_BD_Diligence_Requests_FINAL.pdf.

Sponsored Participant Agreement

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Incorporation, Bylaws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall enter into and maintain a Routing Agreement with Cboe Trading, Inc., if it will use the routing services provided by that entity;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use of access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this Agreement;
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to, applicable Exchange and regulatory fees; and
- shall, when acting as an Exchange registered Market Maker, satisfy the obligations of an Exchange registered Market Maker, including but not limited to, a Market Maker's continuous quoting obligations.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended.

Sponsored Participant Name	CRD Number
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Printed Name	Title